Filed by Metrocall Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Metrocall Holdings, Inc. Exchange Act File No.: 0-21924

Subject Company: Arch Wireless, Inc. Exchange Act File No. 001-14248

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Forms 10-K for the year ended December 31, 2003.

Metrocall and Arch will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard

Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 9.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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[The following is a press release]

For Immediate Release:
Wednesday, March 31, 2004

Metrocall Contact:
Timothy J. Dietz
Director, Corporate Communications
& Investor Relations
(703) 660-6677x6231
dietzt@metrocall.com

Metrocall Redeems $20 Million Preferred Stock
Today; Remaining Preferred Shares to be
Redeemed May 17, 2004

Final $6.8 Million Redemption will Complete All Post-Reorganization
Debt & Preferred Stock Obligations

     Alexandria, VA, Wednesday, March 31, 2004 — Metrocall Holdings, Inc. (NASDAQ:MTOH), a leading provider of paging and wireless messaging, today announced the voluntary redemption of approximately 1.8 million shares of its 15% cumulative series A preferred stock (series A preferred), on a pro-rata basis from all holders of record on March 1, 2004 for approximately $11.13 per share. The redemption constituted approximately 75% of the remaining outstanding shares of the series A preferred. The redemption is being funded from $20.0 million of cash balances generated from operations.

     Metrocall also announced today that it would redeem the remaining series A preferred shares on May 17, 2004 for an aggregate redemption amount of approximately $6.8 million, or approximately $11.13 per share plus accrued and unpaid dividends of approximately $0.21 per share. Upon such redemption, Metrocall shall have retired all of the long-term debt incurred and preferred stock issued by it under its chapter 11 reorganization.
     The final installment of the $81.5 million aggregate principal amount of long-term debt incurred under its Chapter 11 plan was repaid on June 30, 2003 and, with the redemption on May 17, 2004, Metrocall shall have redeemed all $60 million of the preferred stock originally issued under its Chapter 11 plan. The retirement of the preferred stock will fulfill one of Metrocall’s obligations under its recently announced merger agreement with Arch Wireless, Inc. dated as of March 29, 2004.
     Additionally today, Metrocall paid a cash dividend on the series A preferred stock of approximately $0.42 per share to holders of record on March 15, 2004. Please refer to the Company’s most recent annual report on Form 10-K for details on these securities.

About Metrocall Wireless, Inc.

     Metrocall Wireless, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. On March 29, 2004, Metrocall and Arch Wireless, Inc. announced a merger agreement that would result in a combination of the two businesses. That transaction is subject to several conditions, including shareholder and regulatory approvals. For more information on Metrocall please visit our Web site and online store at www.metrocall.com or call 800-800-2337.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This press release includes “forward-looking statements,” within the meaning of the federal securities laws, that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events, and developments to differ from expectations. Please refer to Metrocall’s most recent annual report on Form 10-K, and any subsequently filed reports on Form 10-Q and Form 8-K, as well as its other filings with the Securities and Exchange Commission, for a complete discussion of these and other important factors that could cause actual results to differ materially from those projected by these forward-looking statements.